AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

30 August 2007

07026927

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 29 August 2007, Re: Fourth Quarterly Report for the financial period ended 30 June 2007 for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

SUPPL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 9/25

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 2162 3448

Form Version 2.0

Financial Results

Ownership transfer to AMSTEEL on 29/08/2007 03:07:09 PM
Reference No AA-070829-718CF

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : AMSTEEL CORPORATION BERHAD
* Stock name : AMSTEEL
* Stock code : 2712
* Contact person : CHAN POH LAN
* Designation : SECRETARY

Part A1 : QUARTERLY REPORT

* **Financial Year End** : **30/06/2007**
* **Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* **Quarterly report for the financial period ended** : **30/06/2007**
* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

AMSTEEL-07Q4.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30/06/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30/06/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2006 [dd/mm/yyyy] RM'000
1	Revenue	93,067	97,759	334,286	383,243
2	Profit/(loss) before tax	-85,854	-1,781	-13,689	37,290
3	Profit/(loss) for the period	-89,931	-3,443	-27,375	7,345

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

29 AUG 2007

4	Profit/(loss) attributable to ordinary equity holders of the parent	-90,545	-2,377	-29,025	8,192
5	Basic earnings/(loss) per share (sen)	-6.80	-0.18	-2.18	0.62
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	0.0700	0.1600

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 30/06/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 30/06/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2006 [dd/mm/yyyy] RM'000
1	Gross interest income	5,567	7,224	23,685	24,958
2	Gross interest expense	39,063	40,308	159,762	169,524

Remarks :

Note: The above information is for the Exchange internal use only.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

29 AUG 2007

AMSTEEL CORPORATION BERHAD

(Incorporated in Malaysia) (20667-M)

Interim Report for the Fourth Quarter Ended 30 June 2007

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2007

(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	CURRENT YEAR QUARTER 30/06/2007 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2006 RM'000	CURRENT YEAR TO DATE 30/06/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2006 RM'000
Revenue		93,067	97,759	334,266	383,243
Operating expenses		(87,724)	(76,934)	(295,731)	(309,520)
Other operating income		60,016	15,852	225,893	146,282
Profit from operations		65,359	36,677	264,428	220,005
Impairment losses:					
- properties		(65,065)	-	(65,065)	-
- goodwill on consolidation		(49,183)	-	(49,183)	-
Finance costs		(39,063)	(40,308)	(159,762)	(169,524)
Share in results of associated companies		2,098	1,850	(4,007)	(13,191)
(Loss)/Profit before taxation		(85,854)	(1,781)	(13,589)	37,290
Taxation	17	(4,077)	(1,662)	(13,786)	(29,945)
Net (loss)/profit for the period/year		(89,931)	(3,443)	(27,375)	7,345
Attributable to:					
- Equity holders of the parent		(90,545)	(2,377)	(29,025)	8,192
- Minority interests		614	(1,066)	1,650	(847)
Net (loss)/profit for the period/year		(89,931)	(3,443)	(27,375)	7,345
(Loss)/Earnings per share attributable to equity shareholders of the parent (sen):					
- Basic	25	(6.80)	(0.18)	(2.18)	0.62
- Diluted	25	(6.80)	(0.18)	(2.18)	0.62

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2007
(The figures have not been audited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/06/2007 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/06/2006 RM'000
ASSETS			
Non-Current Assets			
Property, plant and equipment		470,245	549,431
Land held for property development		297,307	352,531
Investment in associated companies		74,038	125,639
Investment in jointly controlled entities		31	31
Other investments		1,267,752	1,272,472
Deferred expenditure		138	134
Goodwill on consolidation		-	49,183
Deferred tax assets		8,461	9,144
		2,117,972	2,358,565
Current Assets			
Property development costs		111,633	138,586
Inventories		150,545	162,032
Other investments		297,591	221,616
Trade receivables		160,901	185,332
Other receivables		165,935	208,154
Deposits, cash and bank balances		169,197	184,213
		1,055,802	1,099,933
TOTAL ASSETS		3,173,774	3,458,498
EQUITY AND LIABILITIES			
Share capital		1,331,175	1,331,175
Reserves		(1,238,725)	(1,123,933)
Equity attributable to equity holders of the parent		92,450	207,242
Minority interests		24,392	23,096
Total equity		116,842	230,338
Non-Current Liabilities			
Long term borrowings	21	1,217,426	1,661,345
Finance lease liabilities		216	267
Deferred liabilities		9,102	8,110
Deferred tax liabilities		10,527	21,887
		1,237,271	1,691,609
Current Liabilities			
Trade payables		46,710	51,325
Other payables		263,425	345,405
Finance lease liabilities		104	96
Short term borrowings	21	1,483,422	1,122,312
Tax liabilities		26,000	17,413
		1,819,661	1,536,551
TOTAL EQUITY AND LIABILITIES		3,173,774	3,458,498
Net assets per share attributable to ordinary equity holders of the parent (RM)		0.07	0.16

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	← Attributable to equity holders of the parent →						
		Share Capital	Share Premium	Other Reserves	Accumulated Losses	Total	Minority Interests	Total Equity
		RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
30 June 2007								
At 1 July 2006		1,331,175	230,188	765,401	(2,119,522)	207,242	23,096	230,338
Effects of adopting FRS 3	1 (a)	-	-	(18,017)	18,017	-	-	-
		1,331,175	230,188	747,384	(2,101,505)	207,242	23,096	230,338
Net translation loss on equity of foreign subsidiary companies		-	-	(9,324)	-	(9,324)	-	(9,324)
Dividend paid by a subsidiary company		-	-	-	-	-	(354)	(354)
Reversal of revaluation reserve previously realised due to aborted sales		-	-	709	(709)	-	-	-
Impairment losses		-	-	(95,790)	-	(95,790)	-	(95,790)
Equity accounting for share of net assets of associated companies		-	-	8,064	-	8,064	-	8,064
Transfer to deferred taxation		-	-	11,283	-	11,283	-	11,283
Net (loss)/profit for the year		-	-	-	(29,025)	(29,025)	1,650	(27,375)
At 30 June 2007		1,331,175	230,188	662,326	(2,131,239)	92,450	24,392	116,842
30 June 2006								
At 1 July 2005		1,331,175	230,188	787,212	(2,117,796)	230,779	24,307	255,086
Negative goodwill		-	-	(908)	-	(908)	-	(908)
Transfer from / (to) capital reserve		-	-	5,269	(5,269)	-	-	-
Net translation loss on equity of foreign subsidiary companies		-	-	(8,070)	-	(8,070)	(11)	(8,081)
Dividend paid by a subsidiary company		-	-	-	-	-	(353)	(353)
Reversal of revaluation reserve previously realised due to aborted sales		-	-	4,649	(4,649)	-	-	-
Equity accounting for share of net assets of associated companies		-	-	(22,673)	-	(22,673)	-	(22,673)
Realisation of reserve on liquidation of subsidiary company		-	-	(39)	-	(39)	-	(39)
Transfer to deferred taxation		-	-	(39)	-	(39)	-	(39)
Net profit/(loss) for the year		-	-	-	8,192	8,192	(847)	7,345
At 30 June 2006		1,331,175	230,188	765,401	(2,119,522)	207,242	23,096	230,338

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the fourth quarter ended 30 June 2007
(The figures have not been audited)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 30/06/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2006 RM'000
OPERATING ACTIVITIES		
(Loss)/Profit before taxation	(13,589)	37,290
Adjustments for:		
Non-cash items (mainly unrealised foreign exchange, depreciation and amortisation)	26,863	(15,896)
Non-operating items (mainly interest income and finance costs)	(16)	8,463
Operating profit before changes in working capital	13,258	29,857
Changes in working capital:		
Net changes in current assets	66,530	210,050
Net changes in current liabilities	(84,441)	(23,193)
Others (mainly tax paid)	(24,669)	(17,696)
	(29,322)	199,018
INVESTING ACTIVITIES		
Net cash inflow from the disposal of investments	103,017	80,796
Proceeds from disposal of property development	-	59,040
Others (mainly from interest received)	28,480	13,510
	131,497	153,346
FINANCING ACTIVITIES		
Bank borrowings	(31,531)	(4,060)
Redemption/repayment of Bonds and USD Debts	(70,616)	(433,470)
Decrease/(Increase) of fixed deposits earmarked for Bonds and USD Debts redemption	10,119	(19,081)
Others (mainly interest paid)	(11,474)	(8,713)
	(103,502)	(465,324)
Net changes in cash and cash equivalents	(1,327)	(112,960)
Effects of exchange rate changes	(8,286)	(2,712)
Cash and cash equivalents at beginning of year	157,269	272,941
Cash and cash equivalents at end of year	147,656	157,269

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and method of computation

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134 : "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2006. These explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2006.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2006 except for the adoption of the following new / revised FRSs effective for the financial period beginning 1 July 2006 :

FRS 2	Share-based Payment
FRS 3	Business Combinations
FRS 5	Non-current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Accounting Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The adoption of the above FRSs does not have a significant financial impact on the Group except for the following:

a) FRS 3 : Business Combinations

The adoption of FRS 3 has resulted in the Group ceasing annual goodwill amortisation. Goodwill is carried at cost less accumulated impairment losses and is now tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Any impairment loss is recognised in profit or loss and subsequent reversal is not allowed. Prior to 1 July 2006, goodwill was amortised on a straight-line basis over its estimated useful life of 25 years.

The carrying amount of goodwill as at 1 July 2006 of RM49 million will cease to be amortised. This has the effect of reducing the amortisation charges by RM0.8 million and RM3.2 million in the current quarter and financial year-to-date respectively.

Under FRS 3, any excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over cost of acquisitions (previously referred to as "negative goodwill"), after reassessment, is now recognised immediately in profit or loss. In accordance with the transitional provisions of FRS 3, the negative goodwill as at 1 July 2006 of RM18 million was derecognised with a corresponding decrease in opening accumulated losses.

1. Accounting policies and method of computation (cont'd)

b) FRS 101 : Presentation of Financial Statements

The adoption of the revised FRS 101 has affected the presentation of minority interests, share of net after-tax results of associates and jointly controlled entities and other disclosures. In the consolidated balance sheet, minority interests are now presented within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the period. A similar requirement is also applicable to the statement of changes in equity. FRS 101 also requires disclosure, on the face of the statement of changes in equity, total recognised income and expenses for the period, showing separately the amounts attributable to equity holders of the parent and to minority interests.

The current period's presentation of the Group's financial statements is based on the requirements of the revised FRS 101, with the comparatives restated to conform with the current period's presentation.

The following comparative amounts have been restated due to the adoption of new / revised FRSs:

	Reported Previously RM'000	Adjustments RM'000	Restated RM'000
3 Months Ended 30 June 2006			
- Share in results of associated companies	3,636	(1,786)	1,850
- Taxation	(3,448)	1,786	(1,662)
Net adjustments		-	

	Reported Previously RM'000	Adjustments RM'000	Restated RM'000
12 Months Ended 30 June 2006			
- Share in results of associated companies	(11,633)	(1,558)	(13,191)
- Taxation	(31,503)	1,558	(29,945)
Net adjustments		-	

2. Auditors' report on preceding annual financial statements

There were no qualifications on the audit report of the preceding year's financial statement. However, the auditors drew attention to the financial position of the Group concerning the portion of ACB Bonds and USD Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. Comments about seasonal or cyclical factors

The Group's performance is not affected by any material seasonal or cyclical factors.

4. Unusual items due to their nature, size or incidence

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence during the current quarter and financial year-to-date.

5. Changes in estimates

There were no changes in estimates that have had a material effect in the current quarter and financial year-to-date results.

6. Debt and equity securities

During the financial year-to-date, the Group has partially redeemed/repaid its Bonds and USD Debts amounting to RM70.6 million.

Other than the above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. **Segmental information**

The Group's segmental information for the current financial year-to-date was as follows:

	Revenue			
	Total RM'000	Inter-segment RM'000	External RM'000	Segment results RM'000
Property	130,388	-	130,388	30,084
Investment holding & others	231,526	(38,473)	193,053	229,616
Plantation	11,614	(789)	10,825	4,728
	373,528	(39,262)	334,266	264,428
Impairment losses:				
- properties				(65,065)
- goodwill on consolidation				(49,183)
Finance costs				(159,762)
Share in results of associated companies				(4,007)
Loss before taxation				(13,589)

9. **Carrying amount of revalued assets**

The valuation of property, plant and equipment have been brought forward without amendment from the previous audited financial statements.

10. **Subsequent events**

The Company has been classified as an affected listed issuer pursuant to Practice Note No. 17/2005 of the Listing Requirements of Bursa Malaysia Securities Berhad ("PN 17").

As the Company was not able to make the requisite announcement on its regularisation plan pursuant to PN 17, the trading of the securities of the Company was suspended on 16 February 2007.

On 1 August 2007, Bursa Malaysia Securities Berhad granted the Company a further extension of time until 30 September 2007 for the Company to make the requisite announcement of its regularisation plan and to 31 October 2007 to submit its regularisation plan to the Securities Commission and other relevant authorities for approval.

11. **Changes in the composition of the Group**

There were no material changes in the composition of the Group for the current quarter and financial year-to-date.

12. **Changes in contingent liabilities or contingent assets**

	RM'000
Unsecured	
Legal claims in respect of the termination of contracts for the extraction and sale of timber	313,000

The contingent liability arose from indemnity contracts where Avenel Sdn Bhd, a subsidiary of the Company, agreed to indemnify in full, litigation suits and any other claims by third parties against a subsidiary company of Lion Forest Industries Berhad ("LFIB"). LFIB was a former subsidiary company of the Group.

13. **Performance review**

The Group recorded a lower revenue of RM334.3 million compared to RM383.2 million in the last financial year mainly due to lower billings for the property development division. The Group recorded a higher operating profit which was mainly due to foreign exchange gain. However, after accounting for impairment losses for properties and goodwill of RM114.3 million, the Group posted a loss before tax of RM13.6 million for the current financial year.

14. Comment on material change in profit before taxation

The Group posted a higher revenue of RM93.1 million for the quarter under review as compared to RM87.9 million in the last quarter due to higher billings for the property development division.

However, the Group recorded a loss before tax of RM85.9 million as against a profit of RM31.7 million in the last quarter mainly due to lower recognition of foreign exchange gain and the impairment losses for properties and goodwill.

15. Commentary on prospects

The Group will continue to focus on its core property development business and seek to enhance its earnings through development of new locations on joint-venture basis.

On its rationalisation exercises, the Group will continue to divest the remaining non-core and low-income generating assets to further reduce its borrowings.

16. Profit forecast or profit guarantee

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/06/2007 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2006 RM'000	CURRENT YEAR TO DATE 30/06/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2006 RM'000
Income tax				
Current year	2,172	13,816	9,993	22,661
Under/(Over) provision in prior years	1,261	(3,489)	3,191	13,222
Deferred tax	644	(8,665)	602	(5,938)
	4,077	1,662	13,786	29,945

Provision for taxation is made even though the Group recorded a loss before tax for the current quarter and financial year-to-date mainly due to taxable profits of certain subsidiaries and certain expenses not deductible for tax purposes.

18. Sale of unquoted investments and properties

There was a disposal of unquoted investment which resulted in a gain on disposal of RM5.3 million.

19. Quoted securities

The Group's dealings in quoted securities for the current quarter and financial year-to-date are as follows :

	CURRENT QUARTER 30/06/2007 RM'000	FINANCIAL YEAR TO DATE 30/06/2007 RM'000
Total sale proceeds	-	63,138
Total loss on disposal	-	(59)

The Group's investments in quoted securities as at end of the reporting period are as follows:

	As at 30/06/2007 RM'000
At cost	129,738
At book value	68,137
At market value	69,995

20. Corporate proposals

(a) Status of corporate proposals

Date of Announcement	Subject	Status
19/03/2003, 09/05/2003, 21/10/2003, 02/07/2004, 29/10/2004, 10/05/2005, 16/09/2005 and 19/01/2006	The following proposal form part of the GWRS implemented on 14 March 2003: Proposed issuance of approximately 251.92 million new 4 1/2-year warrants ("Warrant") to the shareholders of the Company at an issue price of RM0.10 per Warrant ("Proposed Warrants Issue").	The Securities Commission had rejected the application for a further extension of time to complete the Proposed Warrants Issue.

(b) Status of utilisation of proceeds from corporate proposals

Transactions completed during the previous financial years and utilisation of proceeds are disclosed in Appendix 1(ii).

21. Borrowings and debt securities

The Group's borrowings and debt securities as at end of the reporting period are as follows :

	Short term RM'000	Long term RM'000	Total RM'000
Bank borrowings			
Secured	3,850	4,024	7,874
Unsecured	24,481	-	24,481
	28,331	4,024	32,355
Bonds and USD Debts			
Secured	1,455,091	1,213,402	2,668,493
Total	1,483,422	1,217,426	2,700,848

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign currency '000	RM'000
Ringgit Malaysia		790,319
US Dollar	545,544	1,883,218
Chinese Renminbi	53,982	24,481
Others		2,830
		2,700,848

22. Off balance sheet financial instruments

There were no off balance sheet financial instruments at the date of this report.

23. Changes in material litigations

(i) Tafco Development Sdn Bhd ("Tafco") has filed Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur ("the Petition") against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of the Company. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The matter was consolidated with that of Writ of Summons No. S1-22-546 of 2002 on 16 January 2003.

The third party legal charge dated 31 December 1997 has now been discharged. Pursuant thereto, the Respondents have applied to strike out the Petition. The application to strike out the Petition is fixed for further mention on 27 August 2007.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

(ii) Ariffin Haji Ismail Plantations Sdn Bhd ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn Bhd ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal was to facilitate a joint-venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn Bhd ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilised by AHIP to defray their cost of disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgment on 5 November 2003 and the High Court had allowed Ambang Maju's application to amend its Statement of Defence on 1 April 2004. The matter is fixed for further mention on 27 August 2007.

The Directors have been advised that Ambang Maju has a reasonable defence to the claim.

23. Changes in material litigations (cont'd)

(iii) Magna Prima Berhad, Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd have filed a Writ of Summons No. D6-22-2039-2000 in the High Court of Malaya at Kuala Lumpur against Amsteel Equity Capital Sdn Bhd ("AEC") and fourteen (14) others wherein it was alleged, inter alia, that certain parties have taken out the sum of RM22.1 million from the accounts of Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd and that the money was used to purchase shares through AEC. It was further alleged that AEC had constructive notice of such action and therefore is the constructive trustee of the money which was used to purchase the shares. The writ was served on AEC on or about 7 June 2005. The matter has been now fixed for trial on 15th, 16th, 19th and 20th November 2007.

The Directors have been advised that AEC has a defence to the claim.

24. Dividend

The Board does not recommend any dividend payment for the current quarter and financial year-to-date.

25. (Loss)/Earnings per share

Basic

Basic (loss)/earnings per share is calculated by dividing the Group's net (loss)/profit for the period/year attributable to equity holders of the parent by the weighted average number of ordinary shares in issue of 1,331.2 million.

Diluted

There is no dilution for the (loss)/earnings per share for the period/year attributable to equity holders of the parent as the diluted loss per share remains the same as the basic loss per share.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2007

Conditions imposed by Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the GWRS which include the requirements to disclose the following:

Status of the Proposed Divestment Programme ("PDP")

(i) Status of assets to be divested

Stages of assets to be divested	PDP (Per GWRS)	Concluded Sales			Proceeds Received				
		Up to Dec 2006	Jan - Dec 2007		Up to Dec 2006	Current Year (Jan - Dec 2007)			
			Current Quarter	Year to date		Current Quarter	Year to date	Projected to Dec 07	Full Year
	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil
By December 2002									
Steel manufacturing assets	10.00	10.00	-	-	10.00	-	-	-	-
Warehouse	3.14	3.14	-	-	3.14	-	-	-	-
Equity interest in property holding company	38.73	38.73	-	-	38.73	-	-	-	-
Listed shares in financial services company	70.00	70.00	-	-	70.00	-	-	-	-
Listed shares in industrial products company	25.86	25.86	-	-	25.86	-	-	-	-
Listed shares	3.22	4.57	-	-	4.57	-	-	-	-
By December 2003									
Equity interest/assets in financial services company	74.32	42.25	-	-	42.25	-	-	-	-
Equity interest in retailing companies	127.47	127.47	-	-	127.47	-	-	-	-
Shares in unlisted/listed companies, freehold land, factory and shoplots in Parade	158.63	58.21	-	-	58.21	-	-	-	-
By December 2004									
Leasehold land	4.86	11.83	-	-	11.83	-	-	-	-
Equity interest in retailing companies	315.45	315.45	-	-	315.45	-	-	-	-
Freehold land, property holding and shoplots in Parade	348.29	63.91	-	-	63.91	-	-	-	-
By December 2005									
Equity interest in retailing companies	12.87	12.87	-	-	12.87	-	-	-	-
Hotel and freehold land	240.71	-	-	-	-	-	-	-	-
By December 2006									
Equity interest in retailing companies	93.23	12.52	-	-	12.52	-	-	-	-
Freehold land, unlisted shares in companies, shopping centres, golf club and medical centre	1,063.76	220.70	-	-	220.70	-	-	-	-
Total	2,590.54	1,017.51	-	-	1,017.51	-	-	-	-

The Group will, if necessary, divest other assets which are not part of the PDP, to redeem/repay the ACB Bonds and USD Debts.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2007

Conditions Imposed by Securities Commission ("SC") pertaining to the GWRS (cont'd)

Status of the Proposed Divestment Programme ("PDP") (cont'd)

(ii) Transactions completed during the previous financial years and utilisation of the divestment proceeds received

Divestment of assets in the Proposed Divestment Programme	Proposed Utilisation	Actual Utilisation	Intended Timeframe for Utilisation	Deviation		Explanations
				Amount	%	
	RM mil	RM mil		RM mil	RM mil	
1. (a) Disposal of 226,716,252 ordinary shares of RM1.00 each in Lion Corporation Berhad, at a cash consideration of RM1.00 per share;						
(b) The entire equity interest in the Parkson retail group for an aggregate consideration of RM364.23 million and the settlement of inter company balances of RM104.08 million to be satisfied by cash payment of RM144.82 million, deferred cash payment of RM230.86 million and issuance of RM92.63 million nominal value of redeemable convertible unsecured loan stocks.						
(i) Estimated expenses / working capital	1.62	1.62	No requirement	-	-	-
(ii) Redemption/repayment of ACB Bonds and USD Debts	693.41	693.41	No requirement	-	-	-
	695.03	695.03		-	-	

Divestment of other assets not in the Proposed Divestment Programme	Proposed Utilisation	Actual Utilisation	Intended Timeframe for Utilisation	Deviation		Explanations
				Amount	%	
	RM mil	RM mil		RM mil		
1. Disposal of 100% equity interest in Optima Jaya Sdn Bhd ("OJSB") to Boustead Properties Berhad ("Boustead") comprising 150,000 ordinary shares of RM1.00 each for a consideration of RM150,000 and settlement of debts owing by OJSB to the Company and novation and assumption by the Company of certain liabilities of OJSB amounting to RM201.0 million for an amount of RM113.85 million, satisfied in the following manner: (i) RM10.00 million in cash; and (ii) the balance paid in the form of 23.11 million ordinary shares of RM1.00 each in Boustead valued at RM4.50 each. Settlement of outstanding amounts owing to Itochu Corporation, Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd.	114.00	114.00	No requirement	-	-	-

(iii) Plans to overcome any projected shortfall

The Group will continue to actively seek potential buyers for the assets/companies under its PDP.

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

30 August 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy each of the Announcements dated 30 August 2007 in relation to the following for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Change in Boardroom, Re: Resignation of Director - Ong Kek Seng.

2) Change in Audit Committee, Re: Resignation of Audit Committee Member - Ong Kek Seng.

3) Change in Audit Committee, Re: Appointment of Audit Committee Member - M. Chareon Sae Tang @ Tan Whye Aun.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 2162 3448

Form Version 2.0

Change in Boardroom

Ownership transfer to AMSTEEL on 30/08/2007 05:32:36 PM
Reference No AA-070830-46324

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: Secretary

*	Date of change	: 31/08/2007
*	Type of change	: Resignation
*	Designation	: Director
*	Directorate	: ● Executive ○ Independent & Non Executive ○ Non Independent & Non Executive
*	Name	: Ong Kek Seng
*	Age	: 53
*	Nationality	: Malaysian
*	Qualifications	: Bachelor of Science (Building) Degree from Leeds Polytechnic, United Kingdom; an associate of the Royal Institution of Chartered Surveyors (United Kingdom) and a member of the Chartered Institute of Building (United Kingdom), Institute of Fire Engineers (United Kingdom) and Institute of Surveyors (Malaysia)
*	Working experience and occupation	: He has more than 23 years of working experience in property development which includes 6 years as a building surveyor with the City Hall of Kuala Lumpur and 15 years with the Lion Group in its property division
*	Directorship of public companies (if any)	: Hy-Line Berhad
*	Family relationship with any director and/or major shareholder of the listed issuer	: Nil
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: One preference share of RM1,000 in Hy-Line Berhad
*	Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR	: ● Yes ○ No

Remarks :
Mr Ong Kek Seng also resigns as the Managing Director of the Company with effect from 31 August 2007

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

30 AUG 2007

Form Version 2.0

Change in Audit Committee

Ownership transfer to AMSTEEL on 30/08/2007 05:32:36 PM
Reference No AA-070830-46323

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	Secretary

* Date of change	:	31/08/2007
* Type of change	:	Resignation
* Designation	:	Member of Audit Committee
* Directorate	:	● Executive ○ Independent & Non Executive ○ Non Independent & Non Executive
* Name	:	Ong Kek Seng
* Age	:	53
* Nationality	:	Malaysian
* Qualifications	:	Bachelor of Science (Building) Degree from Leeds Polytechnic, United Kingdom; an associate of the Royal Institution of Chartered Surveyors (United Kingdom) and a member of the Chartered Institute of Building (United Kingdom), Institute of Fire Engineers (United Kingdom) and Institute of Surveyors (Malaysia)
* Working experience and occupation	:	He has more than 23 years of working experience in property development which includes 6 years as a building surveyor with the City Hall of Kuala Lumpur and 15 years with the Lion Group in its property division
* Directorship of public companies (if any)	:	Hy-Line Berhad
* Family relationship with any director and/or major shareholder of the listed issuer	:	Nil
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	One preference share of RM1,000 in Hy-Line Berhad
* Composition of Audit Committee (Name and Directorate of members after change)	:	Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim (Chairman, Independent Non-Executive Director) Tan Siak Tee (Member, Independent Non-Executive Director) M. Chareon Sae Tang @ Tan Whye Aun (Member, Non-Independent Non-Executive Director)
* Compliance with Paragraph 15.10 (1) (c) of the LR / Rule 15.09 (1)(c) of the MMLR (after change)		● Yes ○ No
Remarks	:	

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

30 AUG 2007

Form Version 2.0

Change in Audit Committee

Ownership transfer to AMSTEEL on 30/08/2007 05:32:36 PM
Reference No AA-070830-46325

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	Secretary

* Date of change	:	31/08/2007
* Type of change	:	Appointment
* Designation	:	Member of Audit Committee
* Directorate	:	○ Executive ○ Independent & Non Executive ● Non Independent & Non Executive
* Name	:	M. Chareon Sae Tang @ Tan Whye Aun
* Age	:	68
* Nationality	:	Malaysian
* Qualifications	:	Bachelor of Law degree from King's College, University of London and is a Barrister-at-Law of the Inner Temple London
* Working experience and occupation	:	He has been in the legal practice since 1968, first as a legal assistant in Messrs Shearn & Delamore, and later a Partner at Messrs Chye, Chow Chung & Tang until 1976. Presently, he is a partner of the legal practice, Messrs C.S. Tang & Co.
* Directorship of public companies (if any)	:	Lion Corporation Berhad and Tomei Consolidated Berhad
* Family relationship with any director and/or major shareholder of the listed issuer	:	Nil
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	Nil
* Composition of Audit Committee (Name and Directorate of members after change)	:	Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim (Chairman, Independent Non-Executive Director) Tan Siak Tee (Member, Independent Non-Executive Director) M. Chareon Sae Tang @ Tan Whye Aun (Member, Non-Independent Non-Executive Director)
* Compliance with Paragraph 15.10 (1) (c) of the LR / Rule 15.09 (1)(c) of the MMLR (after change)		● Yes ○ No
Remarks	:	

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

30 AUG 2007

END